Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6883)

Record Date

The board of directors (the “Board”) of Melco Crown Entertainment Limited (the “Company”) hereby announces that the record date for determining the identity of its shareholders who will be entitled to attend and vote at the 2014 annual general meeting of the Company is Friday, April 4, 2014.

In order to qualify for attending the annual general meeting, all transfer documents, accompanied by the relevant share certificates, must be lodged with the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, not later than 4:30 p.m. on April 4, 2014 for registration.

Macau, March 14, 2014

As at the date of this announcement, the Board comprises one executive Director, namely Mr. Ho, Lawrence Yau Lung (Co-Chairman and Chief Executive Officer); five non-executive Directors, namely Mr. Packer, James Douglas (Co-Chairman), Mr. Wang, John Peter Ben, Mr. Chung, Yuk Man, Mr. Nisbet, William Todd, and Mr. Craigie, Rowen Bruce; and four independent non-executive Directors, namely Mr. MacKenzie, James Andrew Charles, Mr. Wu, Thomas Jefferson, Mr. Tsui, Yiu Wa Alec, and Mr. Mactier, Robert Wason.